

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2021

Kenneth Hvid
President and Chief Executive Officer
Teekay Corporation
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton HM 08, Bermuda

> **Re: Teekay Corporation**
> **Registration Statement on Form F-3**
> **Filed December 29, 2020**
> **File No. 333-251793**

Dear Mr. Hvid:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

Plan of Distribution, page 19

1. We note your disclosure on the prospectus cover page and under Plan of Distribution that sales may be made in block transactions, or as otherwise agreed between Teekay Corporation and the Agent. Please tell us whether these sales methods satisfy the "at the market offering" definition under Rule 415 of the Securities Act. If any sales method does not constitute a sales method that is deemed to be an "at the market offering" as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file a prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Matheson